

August 30, 2022

Zhang Jian
Chief Executive Officer
Sunrise Real Estate Group, Inc.
No. 18, Panlong Road
Shanghai, PRC 201702

> **Re: Sunrise Real Estate Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 000-32585**

Dear Mr. Jian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 2

1. Please disclose prominently in the forepart of the business section that you are not a Chinese operating company but a Texas holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Please also clarify in the forepart and in Government Regulation (1) any restrictions on direct foreign ownership of or investment in real estate in China and (2) whether you or your subsidiaries have material contractual arrangements with one or more variable interest entities (VIEs) based in China. Please also advise us whether and how the Texas holding company and offshore subsidiaries are meant to comply with restrictions on foreign ownership of or investment in real estate in China. We may have additional comments upon review of your response.

2. Clearly disclose how you will refer to the holding company and various subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the

business operations. In this regard, we note the organizational chart on page 4 and accompanying narrative indicate that operations are conducted by "subsidiaries that are based in the PRC" and that Shanghai Shang Yang Investment Management and Consulting Company Limited (SHSY) is your "main operating subsidiary." The organizational chart and accompanying narrative should clearly identify the specific entities that conduct operations, as well as the approximate percentage of revenues generated by such entities. For the entities in the chart, disclose the person or entity that owns the equity and/or controls it through contracts or otherwise.

3.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

4.   We note the statement on page 20 that investors may not be able to enforce U.S. civil liabilities claims. Please revise the forepart of the business section to include a separate section addressing enforcement of civil liabilities and stating, if true, that your directors and officers are residents of the PRC who are located outside of the United States. Include disclosure addressing the lack of reciprocity or treaties and the costs and time constraints associated with enforcing civil liabilities.

5.   Disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6. Disclose each permission or approval that you, your subsidiaries, or any VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your, your subsidiaries', or the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Item 1A. Risk Factors, page 9

7. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Finally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

8. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list or traded on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven Schuster